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                                                                  EXHIBIT (f)(1)


  SEARS ROEBUCK & CO.'S RESPONSE TO THE SPECIAL COMMITTEE'S INTERPRETATION OF
                SEARS ABILITY TO EFFECT THE SECOND STEP MERGER

     The Special Committee of the MaxServ, Inc. Board of Directors in its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule") states that Sears cannot effect the Second Step Merger unless it acquires more than 71,093 Shares in the Offer. It bases this statement on an interpretation of
Section 7.4(e) of the Stock Purchase Agreement between Sears and MaxServ, dated as of December 29, 1994, which reads as follows:

          (e) Neither Sears nor any affiliate thereof, other than the Allstate Corporation and its subsidiaries and The Savings and Profit Sharing Fund of Sears Employees or similar plans with respect to Allstate (collectively, the "Sears Group") will, directly or indirectly, acquire, without the approval of a majority of the directors on the MaxServ Board of Directors who are not affiliated with Sears, any Voting Securities if the effect of such acquisition would be to increase the aggregate voting power in the election of directors of all Voting Securities then owned by all members of the Sears Group to greater than 64.93% of such total combined voting power of all the Voting Securities then outstanding; provided that:

     the Sears Group may acquire Voting Securities WITHOUT REGARD TO THE FOREGOING LIMITATION IF A TENDER OFFER IS MADE BY SEARS or any one or more members of the Sears Group to acquire all outstanding Voting Securities not already owned by the Sears Group. For purposes of this provision, "Voting Securities" shall mean all classes of capital stock of the Company which are then entitled to vote generally in the election of directors. (emphasis added)

     Sears disagrees with the Special Committee's interpretation of the above provision for the following reasons:

          1. Plain Language. The plain language of Section 7.4(e) clearly states that Sears is entitled to acquire shares "without regard to the foregoing limitation" if a tender offer is made--such a tender offer has been made.

          2. Absence of Limitations or Minimum. Section 7.4(e) specifically does not require that Sears purchase any minimum number of Shares pursuant to the tender offer, nor does it restrict Sears from acquiring Shares outside of the Offer, so long as a tender offer "is made."